ASX RELEASE | July 31, 2020 | ASX:PLL; NASDAQ:PLL

RESULTS OF GENERAL MEETING

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) advises that a general meeting of shareholders (“Meeting”) was held today, July 31, 2020, at 10.00am (WST).
The resolutions voted on were in accordance with the Notice of General Meeting previously advised to the Australian Securities Exchange (“ASX”).
All resolutions were decided on and carried by way of a poll.
In accordance with Section 251AA of the Corporations Act 2001, the details of the poll and the proxies received in respect of each resolution are set out in the attached summary.
For further information, please contact:
Keith D. Phillips	Timothy McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

This announcement has been authorized for release by the Company Secretary, Mr. Gregory Swan.

Piedmont Lithium Limited
General Meeting
July 31, 2020

Resolution	Number of Proxy Votes				Number and Percentage of Votes cast on the Poll			Voting Method	Result
	For	Against	Abstain	Proxy’s Discretion	For	Against	Abstain
1. Authorise Issue of Placement Shares	56,470,194	3,998,976	264,881,068	64,795	56,534,989 93.4%	3,998,976 6.6%	264,881,068	Poll	Passed – carried on vote by poll
2. Authorise Issue of Placement Shares to Mr Ian Middlemas	299,453,400	4,002,126	21,909,091	50,416	299,503,816 98.7%	4,002,126 1.3%	21,909,091	Poll	Passed – carried on vote by poll
3. Authorise Issue of Placement Shares to Mr Keith Phillips	325,324,991	39,626	0	50,416	325,375,407 100.0%	39,626 0.0%	0	Poll	Passed – carried on vote by poll
4. Ratify Public Offering Shares Issued Pursuant to Listing Rule 7.1	213,702,432	3,998,976	107,648,830	64,795	213,767,227 98.2%	3,998,976 1.8%	107,648,830	Poll	Passed – carried on vote by poll
5. Ratify Public Offering Shares Issued Pursuant to Listing Rule 7.1A	213,702,432	3,998,976	107,648,830	64,795	213,767,227 98.2%	3,998,976 1.8%	107,648,830	Poll	Passed – carried on vote by poll

2